

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 2, 2009

Timothy Sullivan, Chief Executive Officer
Ancestry.com Inc.
360 West 4800 North
Provo, UT 84604

> **Re: Ancestry.com Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2009**
> **File No. 333-160986**

Dear Mr. Sullivan:

We have reviewed the above-referenced filing and the related response letter dated September 15, 2009 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 2, 2009.

Amendment No. 1 to Registration Statement on Form S-1

Definitions of Other Financial Data Measures, page 9

1. We have reviewed your responses to prior comments number 2 and 3. You note in the revised disclosure on page 10 that adjusted EBITDA and free cash flow serve as performance measures to evaluate period to period comparisons of operations.   You exclude stock-based compensation, depreciation, amortization and impairment charges because "(i) the amount of such non-cash expenses in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be." Please explain and revise your disclosure to further address why these items that are integral to operations and performance are excluded. Beyond their possible indirect nature and variability these costs continue to be material costs to investors and relate to revenue that you have

included in these two non-GAAP measures characterized as financial performance measures.

Risk Factors, page 11

2.   We refer to our prior comment number 4 and note the revisions made to certain subcaptions in the Risk Factors section of your document. However, we believe that further revisions are warranted. We note several of your risk factor subcaptions continue to provide only a generic conclusion of the risk and do little to inform potential investors of the specific risk that is posed by the condition or uncertainty that is described in the following paragraph. As an example, we note the following subcaptions:

- "Challenges in acquiring historical content and making it available online could adversely affect our business" on page 14;
- "We depend in part upon third party licenses for some of our historical content, and a loss of those licenses could adversely affect our business" on page 15; and
- "Privacy concerns could require us to modify our operation in a manner that could harm our business", on page 22.

Please revise so that each risk factor subcaption adequately describes the specific risk that is posed by the condition or uncertainty and how that risk may affect your operations or the securities being offered. See Item 503(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Recoverability of intangible assets, including goodwill, page 42

3.   We note your expanded disclosures in response to our prior comment number 6. In consideration of your continued reliance on the October 27, 2008 valuation for your February 11, 2009 stock option grants, it appears that your carrying value of the Company exceeded its fair value at December 31, 2008. Please tell us and disclose why using a common stock fair value at December 31, 2008 for purposes of determining stock-based compensation did not trigger step 2 of the goodwill impairment test in paragraph 20 of SFAS 142. To the extent your reporting unit fair value is not substantially in excess of the carrying value it would appear to be useful information to investors to disclose the percentage by which that fair value

exceeded or was less than the carrying value as of your most recent step-one test pursuant to paragraph 19 of SFAS 142 for the reporting dates ended December 31, 2008 and June 30, 2009.

Stock-based compensation, page 46

4.   We have reviewed your response to prior comment number 8. Tell us and disclose what consideration the board gave to other factors supporting the continued use of the October 27, 2008 fair value as determinative for the February 11, 2009 common stock fair value. Your disclosure merely indicates the board's consideration of the fact that prospects of an IPO had not changed from October 27, 2008. Since your fair valuation models look to income and market factors you should consider disclosing how those factors, given the passage of time, informed the board's view to continue use of the October 27, 2008 fair values. For example, how did the company's operating performance and cash flows between the October 27, 2008 and February 11, 2009 dates support continued use of the October fair value? In that regard, supplementally provide us with summary monthly operating results and cash flow activity over the months ended November 2008 to February 2009.

5.   We have reviewed your response to our prior comment number 9. It is unclear how you determined that your current disclosure is appropriate in that it would not be useful to investors. Therefore, we repeat our prior comment to consider disclosing the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. Or tell us why such information would not be useful to investors. See paragraph A242 of SFAS 123R.

6.   We note your response to our prior comment number 10. Please provide us with your proposed IPO price once you have determined the proposed IPO price or the estimated price range.

7.   We note your response to our prior comment number 11. Once you have determined your proposed IPO price, provide us with a discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity related issuance.

8.   We note your response to our prior comment number 13, that you considered the most recent contemporaneous valuation, among other objective and subjective factors, when determining the fair value of the common stock as of each grant

date of options. Please explain to us these other objective and subjective factors, as well as the amount of adjustments made.

Results of Operations, page 50

9.   Please provide the specific page number of your Unaudited Consolidated Pro Forma Financial Data rather than a general reference that it is included elsewhere in the prospectus. Similar concerns apply to your disclosures on page 7.

10.   We note your revised disclosures in response to our prior comment number 16. However, we note you continue to compare your 2008 historical amounts to 2007 which are now pro forma amounts. For example, we note this discussion in the line items Technology and development and Amortization of acquired intangible assets. Your discussion of results of operations should be based on your historical audited financial statements required by Item 303 of Regulation S-K. Supplemental discussion of pro forma financial information based on Article 11 of Regulation S-X should not be discussed in isolation from historical amounts. Please revise your disclosures accordingly or tell us why disclosure is not required under Item 303 of Regulation S-K.

Income tax expense, page 54

11.   We note your revised disclosures in response to our prior comment number 17. Please expand your disclosure for the six months ended June 30, 2009 to explain why your effective tax rate approximated the federal statutory rate, whereas in each of the other periods presented, there are adjustments such as for state income taxes and foreign income taxes. In addition, we note other items represent significant adjustments to your effective tax rate. To the extent material, breakout other items in your discussion of income tax expense.

Compensation Committee Interlocks and Insider Participation, page 85

12.   We refer to your revisions made in response to our prior comment 27 and note that your discussion of the registration rights related to the Spectrum Investment includes a cross-reference to the "Related Party Transactions" and "Description of Capital Stock Registration Rights" sections. Please be advised that the required disclosure relating to any "interlock related party transaction" must be included under the caption "Compensation Committee Interlocks and Insider Participation." See Item 407(e)(4) of Regulation S-K. You may include cross-references to the "Compensation Committee Interlocks and Insider Participation" section in other parts of your document to provide investors with the required disclosure regarding this transaction. Please revise.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

13.   We note your response to our prior comment number 36. Your statement that you do not believe the amortization of subscriber relationships would fall under the guidance of SAB Topic 11B is unclear to us. Please explain your determination or provide the applicable disclosures in your consolidated statements of operations.

Notes to Consolidated Financial Statements

1. Nature of Operations, page F-8

14.   We note your disclosure on page 54 that you are amortizing your subscriber relationship asset on an accelerated basis. Please provide a disclosure to explain why you are amortizing this asset on an accelerated basis.

Short-Term Investments, page F-11

15.   We have reviewed your response to our prior comment number 37 and it remains unclear if your disclosure means the sale or redemption is expected by management in the following year or operating cycle and thereby current asset classification would be appropriate. Please revise your disclosure accordingly. See ARB 43, Chapter 3.A.4.

3. Acquisitions and Dispositions, page F-16

16.   We note your response to our prior comment number 7. Please expand your disclosures to describe the factors that contributed to the recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

11. Income Taxes, page F-26

17.   Revise to include disclosures for the six months ended June 30, 2009.

* * * * *

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (212) 351-6202
        Barbara Becker, Esq.
        Gibson, Dunn & Crutcher LLP